

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2021

Wajid Ali
Chief Financial Officer
Lumentum Holdings Inc.
1001 Ridder Park Drive
San Jose, CA 95131

> **Re: Lumentum Holdings Inc.**
> **Form 10-K for the fiscal year ended June 27, 2020**
> **Filed on August 25, 2020**
> **Form 8-K filed on August 11, 2020**
> **File No. 1-36861**

Dear Mr. Ali:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 27, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 41

1. Please enhance your discussions of annual and interim consolidated results and segment results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted net revenue and gross margin between comparative periods. For example, please: quantify the impact of factors you identify as impacting net revenue during each period, including acquisitions, sales of businesses and winding down product lines; and more fully explain the specific reasons for increases in net revenue and gross margins during each period presented.

Form 8-K filed on August 11, 2020

Exhibit 99.1, page 1

2.   We note you present several non-GAAP financial measures including, net income on non-GAAP basis and net income per share on non-GAAP basis, which include related income tax adjustments. It is not clear to us how you calculated the income tax adjustments related to these non-GAAP financial measures or how you determined the income tax adjustments comply with the response to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In this regard, we note minimal income tax effects related to the non-GAAP adjustments you recorded and, for the twelve months ended June 27, 2020, we note your effective income tax rate was 22.2% on a GAAP basis and 6.5% on a non-GAAP basis. Please explain to us how you calculated the income tax adjustments related to these non-GAAP financial measures and how you determined the non-GAAP income tax adjustments are appropriate and comply with Question 102.11 or explain how you intend to revise your non-GAAP financial measures to comply with Question 102.11. This comment is also applicable to the non-GAAP financial measures presented in your Forms 8-K filed on November 2, 2020 and February 2, 2021.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing